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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TEXTRON INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2013
(Title of Class of Securities)

883203 BN0
(CUSIP Number of Class of Securities)

Jayne M. Donegan
Senior Associate General Counsel
Textron Inc.
40 Westminster Street
Providence, Rhode Island 02903
(401) 421-2800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Todd W. Eckland
Stanton D. Wong
PILLSBURY WINTHROP SHAW PITTMAN LLP
1540 Broadway
New York, NY 10036

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$1,074,119,468.46	$124,706

(*)
Determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that all 4.50% Convertible Senior Notes due 2013 (the "Notes") of Textron Inc. (the "Company") outstanding as of September 14, 2011 will be purchased pursuant to the Offer at the maximum purchase price of $1,790.22 in cash per $1,000 principal amount of Notes. As of September 14, 2011, there was $599,993,000 aggregate principal amount of Notes outstanding.

(**)
The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the Transaction Valuation by 0.0001161.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed with the Securities and Exchange Commission (the "SEC") by Textron Inc., a Delaware corporation (the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the Company's offer to purchase for cash any and all of its outstanding 4.50% Convertible Senior Notes due 2013 (the "Notes") upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated September 14, 2011 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), each of which is attached as an exhibit to this Schedule TO. The Offer will expire at 12:00 midnight, New York City time, at the end of Wednesday, October 12, 2011, unless the Offer is extended by the Company (such date, as it may be extended by the Company, the "Expiration Date") or earlier terminated by the Company.

        Upon the terms and subject to the conditions of the Offer, holders of Notes who validly tender and do not properly withdraw their Notes prior to 12:00 midnight, New York City time, at the end of the Expiration Date, will receive, for each $1,000 principal amount of such Notes, a cash purchase price (the "Purchase Price") equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 57.1429 plus (ii) a fixed cash amount of $504.50, provided that in no event will the Purchase Price be less than $1,075.93 or more than $1,790.22 per $1,000 principal amount of such Notes. In addition, holders will receive, in respect of their Notes that are accepted for purchase, accrued and unpaid interest on such Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

        Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the Offer to Purchase in the section entitled "Summary Terms of the Offer" is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)    Name and Address.    The issuer is Textron Inc., a Delaware corporation. The address of the Company's principal executive office is 40 Westminster Street, Providence, Rhode Island 02903. The Company's telephone number at that address is (401) 421-2800.

        (b)    Securities.    The subject securities are the Company's 4.50% Convertible Senior Notes due 2013. As of September 14, 2011, there were Notes outstanding in an aggregate principal amount of $599,993,000.

        (c)    Trading Market and Price.    The information set forth in the Offer to Purchase in the section entitled "Price Range of the Notes and Common Stock and Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a)    Name and Address.    The Company is both the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. As required by

Instruction C to Schedule TO, the following persons are the directors, executive officers and controlling persons of the Company.

Name	Position
Kathleen M. Bader	Director
R. Kerry Clark	Director
James T. Conway	Director
Ivor J. Evans	Director
Lawrence K. Fish	Director
Joe T. Ford	Director
Paul E. Gagné	Director
Dain M. Hancock	Director
Lord Powell of Bayswater KCMG	Director
Lloyd G. Trotter	Director
James L. Ziemer	Director
Scott C. Donnelly	Chairman, Director, President and Chief Executive Officer
John D. Butler	Executive Vice President Administration and Chief Human Resources Officer
Frank T. Connor	Executive Vice President and Chief Financial Officer
Terrence O'Donnell	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

The business address and telephone number of each director and executive officer of the Company is: c/o Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903, telephone number (401) 421-2800.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.

          (1)    Tender Offers.

              (i)  The information set forth in the sections of the Offer to Purchase entitled "Summary Terms of the Offer" and "The Offer—Principal Amount of Notes; Price" is incorporated herein by reference.

              (ii)  The information set forth in the sections of the Offer to Purchase entitled "Summary Terms of the Offer" and "The Offer—Principal Amount of Notes; Price" is incorporated herein by reference.

             (iii)  The information set forth in the sections of the Offer to Purchase entitled "Summary Terms of the Offer" and "The Offer—Principal Amount of Notes; Price" is incorporated herein by reference.

             (iv)  Not applicable.

             (v)  The information set forth in the section of the Offer to Purchase entitled "The Offer—Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

             (vi)  The information set forth in the section of the Offer to Purchase entitled "The Offer—Withdrawal Rights" is incorporated herein by reference.

            (vii)  The information set forth in the sections of the Offer to Purchase entitled "The Offer—Procedures for Tendering the Notes" and "The Offer—Withdrawal Rights" is incorporated herein by reference.

           (viii)  The information set forth in the section of the Offer to Purchase entitled "The Offer—Purchase of the Notes; Payment of Purchase Price" is incorporated herein by reference.

             (ix)  Not applicable.

             (x)  The information set forth in the section of the Offer to Purchase entitled "Purposes, Effects and Plans—Material Differences in the Rights of Holders of the Notes as a Results of the Offer" is incorporated herein by reference.

             (xi)  The information set forth in the section of the Offer to Purchase entitled "Purposes, Effects and Plans—Accounting Treatment of Repurchases of the Notes in the Offer" is incorporated herein by reference.

            (xii)  The information set forth in the section of the Offer to Purchase entitled "Purposes, Effects and Plans—Material United States Federal Income Tax Consequences" is incorporated herein by reference.

          (2)    Merger or Similar Transactions.    Not applicable.

        (b)    Purchases.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Security Ownership" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.

        The Company has entered into the following agreements relating to the Notes:

        1.     Indenture, dated as of September 10, 1999, between the Company and The Bank of New York Mellon Trust Company, N.A (as successor to The Bank of New York), as trustee (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement No. 333-113313).

        2.     Supplemental Indenture, dated as of May 5, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York), as trustee (including Form of Note) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2009).

        A description of the material provisions of the foregoing agreements is set forth in the Company's Current Report on Form 8-K filed with the SEC on May 5, 2009.

        The Company has entered into the following agreements relating to its capital stock:

        1.     Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 5, 2009).

        2.     Issuer Warrant Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 5, 2009).

        3.     Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed May 5, 2009).

        4.     Issuer Warrant Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed May 5, 2009).

        5.     Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed May 5, 2009).

        6.     Issuer Warrant Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed May 5, 2009).

        7.     Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed May 5, 2009).

        8.     Issuer Warrant Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed May 5, 2009).

        9.     Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed May 5, 2009).

        10.   Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed May 5, 2009).

        11.   Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed May 5, 2009).

        12.   Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed May 5, 2009).

        13.   Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010).

        14.   Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).

        15.   Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).

        16.   Form of Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).

        17.   Form of Restricted Stock Unit Grant Agreement with Dividend Equivalents (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008).

        18.   Textron Inc. 1999 Long-Term Incentive Plan for Textron Employees (Amended and Restated Effective July 25, 2007) (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007).

        19.   Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).

        20.   Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).

        21.   Second Amended and Restated Employment Agreement between Textron and John D. Butler dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed February 28, 2008).

        22.   Letter Agreement between the Company and Scott C. Donnelly, dated June 26, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008).

        23.   Second Amended and Restated Employment Agreement between the Company and Terrence O'Donnell dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed February 28, 2008).

        24.   Letter Agreement between the Company and Frank Connor, dated July 27, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009).

        25.   Director Compensation (incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007).

        A description of the material provisions of the foregoing agreements is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2011 filed with the SEC on March 1, 2011 or the Company's proxy statement for its 2011 annual meeting of shareholders filed with the SEC on March 14, 2011.

Item 6.    Purposes of the Transactions and Plans or Proposals.

        (a)   The information set forth in the Offer to Purchase in the section entitled "Purposes, Effects and Plans—Purposes of the Offer" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase in the section entitled "Purposes, Effects and Plans—Retirement and Cancellation" is incorporated herein by reference.

        (c)(1) None.

        (c)(2) None.

        (c)(3) The information set forth in the Offer to Purchase in the section entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (c)(4) None.

        (c)(5) None.

        (c)(6) None.

        (c)(7) None.

        (c)(8) None.

        (c)(9) The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including its executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. The Company's compensatory plans, arrangements and agreements with its executive officers and directors are listed in Item 5(e) above, which is incorporated herein by reference.

        (c)(10) None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Conditions of the Offer" is incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in the Securities of the Subject Company.

        (a)    Security Ownership.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Security Ownership" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Security Ownership" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase in the sections entitled "The Offer—Persons Employed in Connection with the Offer" and "The Offer—No Recommendation" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.

          1.     The financial statements set forth under Part II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2011 are incorporated herein by reference.

          2.     The financial statements set forth under Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011 are incorporated herein by reference.

          3.     The information set forth in the Offer to Purchase in the section entitled "Ratio of Income to Fixed Charges" is incorporated herein by reference.

          4.     The information set forth in the Offer to Purchase in the section entitled "Price Range of the Notes and Common Stock and Dividends" is incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

          1.     None.

          2.     None.

          3.     None.

          4.     None.

          5.     None.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Material to be Filed as Exhibits.

(a)(1)(A)	Offer to Purchase dated September 14, 2011.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Voluntary Offering Instructions.
(a)(1)(D)	Form of Notice of Withdrawal.
(a)(1)(E)	Press Release dated September 14, 2011.
(b)	None.
(d)(1)
Indenture, dated as of September 10, 1999, between the Company and The Bank of New York Mellon Trust Company, N.A (as successor to The Bank of New York), as trustee (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement No. 333-113313).
(d)(2)
Supplemental Indenture, dated as of May 5, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York), as trustee (including Form of Note) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2009).
(d)(3)
Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(4)
Issuer Warrant Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(5)
Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(6)
Issuer Warrant Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(7)
Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(8)
Issuer Warrant Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed May 5, 2009).

(d)(9)	Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(10)
Issuer Warrant Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(11)
Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(12)
Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(13)
Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(14)
Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(15)
Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010).
(d)(16)	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).
(d)(17)	Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).
(d)(18)	Form of Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).
(d)(19)
Form of Restricted Stock Unit Grant Agreement with Dividend Equivalents (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008).
(d)(20)
Textron Inc. 1999 Long-Term Incentive Plan for Textron Employees (Amended and Restated Effective July 25, 2007) (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007).
(d)(21)
Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).

(d)(22)	Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).
(d)(23)
Second Amended and Restated Employment Agreement between Textron and John D. Butler dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed February 28, 2008).
(d)(24)
Letter Agreement between the Company and Scott C. Donnelly, dated June 26, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008).
(d)(25)
Second Amended and Restated Employment Agreement between the Company and Terrence O'Donnell dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed February 28, 2008).
(d)(26)
Letter Agreement between the Company and Frank Connor, dated July 27, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009).
(d)(27)	Director Compensation (incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        (a)   Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: September 14, 2011.

TEXTRON INC.
By	/s/ MARY F. LOVEJOY Mary F. Lovejoy, Vice President and Treasurer

 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated September 14, 2011.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Voluntary Offering Instructions.
(a)(1)(D)	Form of Notice of Withdrawal.
(a)(1)(E)	Press Release dated September 14, 2011.
(b)	None.
(d)(1)
Indenture, dated as of September 10, 1999, between the Company and The Bank of New York Mellon Trust Company, N.A (as successor to The Bank of New York), as trustee (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement No. 333-113313).
(d)(2)
Supplemental Indenture, dated as of May 5, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York), as trustee (including Form of Note) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2009).
(d)(3)
Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(4)
Issuer Warrant Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(5)
Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(6)
Issuer Warrant Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(7)
Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(8)
Issuer Warrant Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(9)
Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(10)
Issuer Warrant Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed May 5, 2009).

Exhibit No.	Description
(d)(11)	Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(12)
Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(13)
Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(14)
Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed May 5, 2009).
(d)(15)
Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010).
(d)(16)	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).
(d)(17)	Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).
(d)(18)	Form of Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).
(d)(19)
Form of Restricted Stock Unit Grant Agreement with Dividend Equivalents (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008).
(d)(20)
Textron Inc. 1999 Long-Term Incentive Plan for Textron Employees (Amended and Restated Effective July 25, 2007) (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007).
(d)(21)
Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).
(d)(22)
Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).
(d)(23)
Second Amended and Restated Employment Agreement between Textron and John D. Butler dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed February 28, 2008).

Exhibit No.	Description
(d)(24)	Letter Agreement between the Company and Scott C. Donnelly, dated June 26, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008).
(d)(25)
Second Amended and Restated Employment Agreement between the Company and Terrence O'Donnell dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed February 28, 2008).
(d)(26)
Letter Agreement between the Company and Frank Connor, dated July 27, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009).
(d)(27)	Director Compensation (incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transactions and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in the Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Material to be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3.
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INDEX TO EXHIBITS